UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ATYR PHARMA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

002120103

(CUSIP Number)

PAUL SCHIMMEL

372 South Beach Road

Hobe Sound, FL 33455

(561) 228-2483

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

APRIL 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 002120103	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PAUL SCHIMMEL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,619,114 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,619,114
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,619,114
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.89% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)

Includes as of April 15, 2019: (i) 40,440 shares of Common Stock held by Dr. Schimmel; (ii) 1,848,428 shares of Common Stock held by the Schimmel Revocable Trust U/A Dtd 9/6/2000; (iii) 882,302 shares of Common Stock held by the Paul Schimmel Prototype PSP, Paul Schimmel, Trustee, FBO Paul Schimmel;  (vi) warrants to purchase 35,376 shares of Common Stock that are exercisable by the Paul Schimmel Prototype PSP, Paul Schimmel, Trustee, FBO Paul Schimmel within 60 days of April 15, 2018; and (v) 90,574 shares of Common Stock that Dr. Schimmel has the right to acquire within 60 days of April 15, 2019 pursuant to the exercise of stock options.

(2)	This calculation is based on 45,742,332 shares of Common Stock of the Issuer outstanding as of April 15, 2019, according to information set forth in the Issuer’s Form 8-K filed on April 11, 2019.

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CUSIP No. 002120103	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PAUL SCHIMMEL PROTOTYPE PSP, PAUL SCHIMMEL, TRUSTEE, FBO PAUL SCHIMMEL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 917,678 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 917,678
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,678
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (2)
14.	TYPE OF REPORTING PERSON (see instructions) EP
(1)	Includes as of April 15, 2019: (i) 882,302 shares of Common Stock, and (ii) warrants to purchase 35,376 shares of Common Stock that are exercisable within 60 days of April 15, 2019.
(2)	This calculation is based on 45,742,332 shares of Common Stock of the Issuer outstanding as of April 15, 2019, according to information set forth in the Issuer’s Form 8-K filed on April 11, 2019.

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CUSIP No. 002120103	13D	Page 4 of 8 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed jointly by Dr. Paul Schimmel and the Schimmel Prototype PSP, Paul Schimmel, Trustee, FBO Paul Schimmel (“Prototype PSP,” together with Dr. Schimmel, the “Reporting Persons”) on September 10, 2018, with respect to the Common Stock of aTyr Pharma, Inc. (the “Issuer”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

On November 26, 2018, Prototype PSP purchased on the open market 147,225 shares of the Issuer’s Common Stock on the open market at a weighted average price of $0.542 per share.

On April 12, 2019, the Schimmel Trust purchased 1,848,428 shares of the Issuer’s Common Stock at a price per share of $0.541, which was the price per share paid by the other investor in the transaction.  The Common Stock was issued pursuant to a prospectus supplement which was filed with the Securities and Exchange Commission, in connection with a shelf takedown from the Issuer’s registration statement on Form S-3 (File No. 333-211998) which became effective on June 22, 2016.

The source of the funds for all purchases and acquisitions by Dr. Schimmel and the Schimmel Trust was from personal funds.  The source of the funds for all purchases and acquisitions by Prototype PSP was working capital of Prototype PSP.  No part of the purchase price was borrowed by Reporting Persons for the purpose of acquiring any securities discussed in this Item 3.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read as follows:

(a)	See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as of April 15, 2019.
(b)

See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition as of April 15, 2019.

(c)	During the period from February 14, 2019 through April 15, 2019, the following transactions occurred:
•

On April 12, 2019, the Schimmel Trust purchased 1,848,428 shares of the Issuer’s Common Stock at a price per share of $0.541, which was the price per share paid by the other investor in the transaction.  The Common Stock was issued pursuant to a prospectus supplement which was filed with the Securities and Exchange Commission, in connection with a shelf takedown from the Issuer’s registration statement on Form S-3 (File No. 333-211998) which became effective on June 22, 2016.

(d)	None.
(e)	Not applicable.

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CUSIP No. 002120103	13D	Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2019

/s/ Paul Schimmel Paul Schimmel, Ph.D.

PAUL SCHIMMEL PROTOTYPE PSP PAUL SCHIMMEL, TRUSTEE FBO PAUL SCHIMMEL

/s/ Paul Schimmel Paul Schimmel, Ph.D.

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